July 14, 2015

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:      Valmont Industries, Inc.
Form 10-K for the Fiscal Year Ended December 27, 2014
Filed February 25, 2015
Form 10-Q for the Period Ended March 28, 2015
Filed April 30, 2015
File # 1-31429

Dear Mr. Cash:

This letter contains Valmont Industries, Inc.’s responses to the comment letter dated July 8, 2015 received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.  The Staff’s comments have been stated below in their entirety.  The Company’s responses follow each comment.

Form 10-K for the Year Ended December 27, 2014

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

1.	We note your response to comment seven from our letter dated June 8, 2015 and await the filing of your amended Form 10-K.

Valmont Response:
The Company filed its amended 10-K on July 13, 2015 with the corrected Exhibit 23.

Form 10-Q for the Period Ended March 28, 2015

Summary of Significant Accounting Policies, page 8

1.
Please confirm that your revised disclosures will also include the information required by ASC 420-10-50-1, where appropriate. For example, please provide a reconciliation of the beginning and ending liability, separately showing the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) why.

Valmont Response:

We confirm that all required disclosures of ASC 420-10-50 will be included in our periodic filings where appropriate.  We will, for example, provide a reconciliation of the beginning and ending liability, separately showing the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) why.

As requested by the Staff, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments or questions regarding our responses, please contact the undersigned at (402) 963-1040.

Sincerely,

/s/ Mark C. Jaksich
Mark C. Jaksich

cc:           Lisa Etheredge, Staff Accountant